CUSIP No. 537590101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

LITTLEFIELD CORPORATION
(Name of Issuer)

COMMON STOCK, $.001 par value
(Title of Class of Securities)

537590101
(CUSIP Number)

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 28, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Boston Avenue Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		4,496,293
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,496,293
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,496,293
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.84%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Yorktown Avenue Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		16,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
16,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.09%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Charles M. Gillman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		4,496,293
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,496,293
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,496,293
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.84%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
James F. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		4,496,293
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,496,293
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,496,293
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.84%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Stephen J. Heyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		4,496,293
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,496,293
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,496,293
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.84%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Combined Funding, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		447,550
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
447,550
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
447,550
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.57%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
Seven Grand, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
234,270
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
234,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
234,270
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.35%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
J-Hawk II, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
52,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
52,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.30%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
J-Hawk I, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
161,280
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
161,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
161,280
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.93%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
CMC Cityscape II, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
20,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
20,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.11%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
CMC Cityscape GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		20,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
20,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.11%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
James R. Hawkins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		4,091,264
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,091,264
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,091,264
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.11%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
James D. Recks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		3,498,306
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,498,306
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,498,306
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.11%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Bosque Realty, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
84,400
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
84,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.49%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Rondy Gray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		84,400
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
84,400
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.49%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.                      Security and Issuer

Item 1 is hereby amended by deleting Item 1 of Amendment No. 1 in its entirety and replacing it with the following:

The Schedule 13D is filed with the Securities and Exchange Commission on August 28, 2012 (the “Initial 13D”) and last amendment on September 20, 2012 (“Amendment No. 1”) by the Reporting Persons (defined below) with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Littlefield Corporation, a Delaware corporation (the “Issuer” or the “Company”) is hereby amended by this Amendment No. 2 to furnish additional information set forth herein.  The principal executive office address of the Issuer is 2501 North Lamar Blvd., Austin, Texas 78705.

Item 2.                      Identity and Background

Item 2 is hereby amended by deleting Item 2 of Initial 13D in its entirety and replacing it with the following:

(a)           This Schedule 13D is jointly filed by (each a “Reporting Person” and collectively, the “Reporting Persons”):
•	Boston Avenue Capital LLC (“Boston”), Yorktown Avenue Capital, LLC (“Yorktown”), Charles M. Gillman (“Mr. Gillman”), Stephen J. Heyman (“Mr. Heyman”) and James F. Adelson (“Mr. Adelson”),

•
Combined Funding, Inc. (“Combined”), Seven Grand, Ltd. (“Seven”), J-Hawk II, LTD (“J-Hawk II”), J-Hawk I, LTD (“J-Hawk I”), CMC Cityscape II, Ltd (“CMC”), CMC Cityscape GP, LLC (“CMCGP”), James R. Hawkins (“Mr. Hawkins”) and James D. Recks (“Mr. Recks”), and

•	Bosque Realty, Ltd. (“Bosque”) and Rondy Gray (“Mr. Gray”).

(b), (c)
Boston, Yorktown, Mr. Gillman, Mr. Heyman, Mr. Adelson
•	The principal business address for each of Boston, Yorktown and Messrs. Heyman, Adelson and Gillman is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103.
•	The principal business for each of Boston and Yorktown is investing in securities.
•	Messrs. Heyman and Adelson are the joint managers of each of Boston and Yorktown. Mr. Gillman is the portfolio manager of each of Boston and Yorktown.
•	The principal occupation of Messrs. Heyman and Adelson is independent oil and gas exploration and development.
•
The principal occupation of Mr. Gillman is an employee of Nadel and Gussman, LLC in which role he provides portfolio management services to business entities related to family members of Herbert Gussman.  Mr. Gillman is also the principal of Value Fund Advisors, LLC.  Messrs. Heyman and Adelson are joint managers of Nadel and Gussman, LLC.

•	Mr. Gillman is also a director of the Company.

Combined, Seven, J-Hawk II, J-Hawk I, CMC, CMCGP, Mr. Hawkins, Mr. Recks
•	The principal business address for each of Combined, Seven, J-Hawk II, J-Hawk I, CMC, CMCGP and Messrs. Hawkins and Recks is 4547 Lake Shore Drive, Waco Texas 76710.
•	The principal business for each of Combined, Seven, J-Hawk II, J-Hawk I, CMC and CMCGP is investing in securities.
•	Combined is the general partner for each of Seven, J-Hawk II and J-Hawk.
•	CMCGP is the general partner for CMC and Mr. Hawkins is the manager of CMCGP.
•	Messrs. Hawkins and Recks are the sole members of the board of directors of Combined. Mr. Recks is the president of Combined. Messrs. Hawkins and Recks exercise joint control over Combined.
•	The principal occupation of Mr. Hawkins is president of AMC Financial Holdings, Inc. (“AMC”) and as a private investor.
•	The principal occupation of Mr. Recks is Chief Executive Officer of AMC and as a private investor.

Bosque, Mr. Gray

•	The principal business address for each of Bosque and Mr. Gray is PO Box 6168, Waco, Texas 76706.
•	The principal business for Bosque is investing in securities.
•	The principal occupation of Mr. Gray is a private investor.

(d) – (e)                      During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Heyman, Adelson, Gillman, Hawkins, Recks and Gray are United States Citizens.  Each of Boston and Yorktown are Oklahoma limited liability companies. Each of Seven, J-Hawk II, J-Hawk I and CMC are Texas limited partnerships. Combined is a Texas corporation. CMCGP is a Texas limited liability company.

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of Initial 13D in its entirety and replacing it with the following:

As of the date hereof, by virtue of his position as a director of the Company, Mr. Gillman owns incentive stock options to purchase 30,000 shares of Common Stock, which options are vested and exercisable as of the date hereof.

As of the date hereof, Boston owns 4,496,293 shares of Common Stock and Yorktown owns 16,000 shares of Common Stock. Collectively, Boston and Yorktown have invested approximately $9,241,896 (including commissions and fees) in such shares. The source of these funds was the working capital of Boston and Yorktown. As of the date hereof, neither Mr. Heyman nor Mr. Adelson directly own any shares of the Common Stock of the Issuer.

As of the date hereof, Seven owns 234,270 shares of Common Stock and had invested approximately $161,530 (including commissions and fees) in such shares. The source of these funds was the working capital of Seven. As of the date hereof, J-Hawk II owns 52,000 shares of Common Stock and had invested approximately $35,233 (including commissions and fees) in such shares. The source of these funds was the working capital of J-Hawk II. As of the date hereof, J-Hawk I owns 161,280 shares of Common Stock and had invested approximately $104,825 (including commissions and fees) in such shares. The source of these funds was the working capital of J-Hawk I. As of the date hereof, CMC owns 20,000 shares of Common Stock and had invested approximately $29,244 (including commissions and fees) in such shares. The source of these funds was the working capital of CMC. As of the date hereof, Mr. Hawkins owns 615,518 shares of Common Stock and had invested approximately $344,214 (including commissions and fees) in such shares. The source of these funds was Mr. Hawkins’ personal funds. As of the date hereof, Mr. Recks owns 42,560 shares of Common Stock and had invested approximately $35,008 (including commissions and fees) in such shares. The source of these funds was Mr. Recks’ personal funds. As of the date hereof, neither Combined nor CMCGP directly own any shares of Common Stock of the Issuer.

As of the date hereof, Bosque owns 84,400 shares of Common Stock and had invested approximately $50,640 (including commissions and fees) in such shares. The source of these funds was the working capital of Bosque. As of the date hereof, Mr. Gray does not directly own any shares of Common Stock of the Issuer.

Item 4.                      Purpose of Transaction

Item 4 of the Amendment No. 1 is hereby amended to add the following:

On December 28, 2012, Boston entered into a definitive Stock Purchase Agreement (“Agreement”) with AMC. Pursuant to the Agreement, AMC acquired 3,008,196 shares of the Issuer’s Common Stock held by Boston at a price of $0.1995 per share, for aggregate consideration of $600,000. The aggregate consideration consisted of the sale price payable as follows (i) $225,000 on or before December 31, 2012; (ii) $182,481.75 plus interest in the amount of $20,625 on or before December 31, 2013; and (iii) $181,929.74 plus interest in the amount of $10,588.50 on or before December 31, 2014.

Following the closing of the transactions contemplated by the Agreement, Boston and the participants known as Concerned Littlefield Shareholders (“CLS”) ceased its efforts with regard for a special meeting of the stockholders, removal of director, setting number of directors, and nomination of individuals for election to the board of Issuer’s 2013 annual meeting.

As of the close of business on December 28, 2012, the Reporting Persons are no longer members of CLS and shall cease to be reporting persons as a “group” immediately after the filing of this Amendment No. 2.

Item 5.                      Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of Initial 13D in its entirety and replacing it with the following:

(a), (b)                      As of November 7, 2012, the Issuer had 17,399,727 shares of Common Stock outstanding, based on the information contained in the Issuer’s Form 10-Q for the quarter ended September 30, 2012, filed on November 13, 2012.

As of the date hereof, Mr. Gillman owns incentive stock options to purchase 30,000 shares of Common Stock, which options are vested and exercisable as of the date hereof (approximately 0.17%) (the “Gillman Shares).  Upon exercise of such options, Mr. Gillman will have sole voting and investment power over the Gillman Shares.

As of the date hereof, Boston owns 4,496,293 shares of Common Stock (approximately 25.84%) and Yorktown owns 16,000 shares of Common Stock (approximately 0.09%).  Boston and Yorktown each have sole direct voting and investment power over their respective shares of Common Stock.  As joint managers of each of Boston and Yorktown, Messrs. Heyman and Adelson may each exercise voting and investment power over the shares of Common Stock held by Boston and Yorktown.  As portfolio manager for each of Boston and Yorktown, Mr. Gillman may also exercise voting and investment power over the shares of Common Stock held by Boston and Yorktown. As a result, Messrs. Heyman, Adelson and Gillman may each be deemed to be the indirect beneficial owners of shares of Common Stock held by Boston and Yorktown. Messrs. Gillman, Heyman and Adelson disclaim beneficial ownership of the Common Stock held by Boston and Yorktown except to the extent of their pecuniary interest therein.  Similarly, Boston and Yorktown disclaim beneficial ownership of the shares held directly by the other.

As of the date hereof, Mr. Hawkins owns 615,518 shares of Common Stock (approximately 3.54%) (the “Hawkins Shares”).  Mr. Hawkins has sole voting and investment power over the Hawkins Shares.

As of the date hereof, Mr. Recks owns 42,560 shares of Common Stock (approximately 0.24%) (the “Recks Shares”).  Mr. Recks has sole voting and investment power over the Recks Shares.

As of the date hereof, Seven owns 234,270 shares of Common Stock (approximately 1.35%) (the “Seven Shares”).  As of the date hereof, J-Hawk II owns 52,000 shares of Common Stock (approximately 0.30%) (the “J-Hawk II Shares”).  As of the date hereof, J-Hawk I owns 161,280 shares of Common Stock (approximately 0.93%) (the “J-Hawk I Shares”).  As the sole general partner of each of Seven, J-Hawk II and J-Hawk I, Combined may exercise voting and investment power over the Seven Shares, the J-Hawk II Shares and the J-Hawk I Shares and may also be deemed to beneficially own such shares.  As the chairman of the board of directors of Combined, Mr. Hawkins may also exercise voting and investment power over the Seven Shares, the J-Hawk II Shares and the J-Hawk I Shares and may also be deemed to beneficially own such shares.  As the president and a director of Combined, Mr. Recks may also exercise voting and investment power over the Seven Shares, the J-Hawk II Shares and the J-Hawk I Shares and may also be deemed to beneficially own such shares.  Each of Combined and Messrs. Hawkins and Recks disclaim beneficial ownership of the Seven Shares, the J-Hawk II Shares and the J-Hawk I Shares.  Similarly, Seven, J-Hawk II and J-Hawk I each disclaim beneficial ownership of the shares held directly by the other.

As of the date hereof, CMC owns 20,000 shares of Common Stock (approximately 0.11%) (the “CMC Shares”).  As the general partner of CMC, CMCGP may exercise voting and investment power over the CMC Shares and may also be deemed to beneficially own such CMC Shares.  As the manager of CMCGP, Mr. Hawkins may exercise voting and investment power over the CMC Shares and may also be deemed to beneficially own such CMC Shares.  CMCGP and Mr. Hawkins disclaim beneficial ownership of the CMC Shares.

As of the date hereof, Bosque owns 84,400 shares of Common Stock (approximately 0.49%) (the “Bosque Shares”). As the general partner of Bosque, Mr. Gray may exercise voting and investment power for the Bosque Shares and may also be deemed to beneficially own such shares.  Mr. Gray disclaims beneficial ownership of the Bosque Shares.

As of the date hereof, AMC, which is not a member of the Concerned Littlefield Shareholders “group” nor is a Reporting Person under this Schedule 13D, through the closing of the Agreement as disclosed under Item 4 above, owns 3,008,196 shares of Common Stock (approximately 17.29%) (the “AMC Shares”). As the president of AMC, Mr. Hawkins may exercise voting and investment power over the AMC Shares and may also be deemed to beneficially own such AMC Shares. As the Chief Executive Officers of AMC, Mr. Recks may exercise voting and investment power over the AMC Shares and may also be deemed to beneficially own such AMC Shares. Mr. Hawkins and Mr. Recks disclaim beneficial ownership of the AMC Shares.

The filing of this Schedule shall not be construed as an admission that any of the Reporting Persons is, for any purpose, the beneficial owner of the Common Stock held by any other Reporting Person, and each disclaims beneficial ownership of the shares held by the others.

(c)           During the last 60 days, the Reporting Persons have purchased (or sold) the following shares of Common Stock of the Issuer:

Boston
Date of Transaction	Quantity	$ Amount	Price Per Share	Transaction Method
12/28/2012	(3,008,196)	600,000	0.1995	Private Transaction

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by deleting Item 6 of the Initial 13D as amended in Amendment No. 1 in its entirety and replacing it with the following:

Mr. Gillman is a director of the Company.

Mr. Gillman is also the principal of Value Fund Advisors, LLC (“VFA”).  In 2007 and 2008, VFA was an investment advisor to Boston and Yorktown and in 2007 and 2008 VFA purchased more than 5.5 million shares of common stock directly from the Company.  The funds used to acquire these shares came from the working capital of Boston, and the shares were issued directly to Boston (and Boston continues to own such shares). A 2008 stock purchase agreement between VFA and the Company (the “2008 Agreement”) relating to these shares is still in effect and provides for certain rights and obligations. The 2008 Agreement gives VFA the right to recommend up to two individuals for consideration by the Company’s nominating committee, for nominations for the Company’s board of directors through December 31, 2012. The 2008 Agreement also provides that VFA will not sell any of its stock holdings in the Company before December 31, 2012, without the consent of the Company.  In accordance with the 2008 Agreement, the Company filed a registration statement with the SEC covering all unregistered shares acquired by VFA (which shares are held directly by Boston). Additionally, pursuant to the 2008 Agreement, the shares of Common Stock owned by Boston and Yorktown will be voted in support of all propositions recommended by the Company’s Board of Directors to the shareholders in the annual meeting proxy materials through December 31,

2012.

Mr. Hawkins is president of the Company.

Mr. Recks is Chairman of the Board of Directors and the Chief Executive Officer of the Company.

As disclosed under Item 4 above, Boston entered into the Agreement regarding the sale of 3,008,196 shares of Common Stock  to AMC.

From the Agreement’s effective date until the third anniversary of the Agreement’s effective date (the “Voting Period”) subject to the provisions of the Agreement, Boston agrees to vote all LTFD Common Stock owned by Boston in favor of any proposals adopted by the Board of Directors of Issuer; provided, however, Boston shall not be obligated to vote in favor of any such proposal if Boston determines, in good faith, that such a proposal, if enacted by the Board of Directors of Issuer, would violate the Delaware business judgment rule. During the Voting Period, Boston and AMC each agree to vote their stock of Issuer for a party to be designated by Boston and for a party to be designated by AMC, to serve as directors of Issuer.

As previously disclosed in Item 4, each Reporting Person may no longer be deemed to constitute a “group” with each other Reporting Person, and the “group” formed pursuant to that Joint Filing Undertaking filed as Exhibit 99.1 no longer is in any force or effect.

Item 7.                      Material to be Filed as Exhibits

Exhibit 99.1                      Joint Filing Agreement filed with the Initial 13D on August 28, 2012 and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2013

COMBINED FUNDING, INC.	BOSTON AVENUE CAPITAL LLC

/s/ James R. Hawkins	/s/ Stephen J. Heyman
President	Manager

SEVEN GRAND, LTD.	BOSTON AVENUE CAPITAL LLC
By: Combined Funding, Inc.
its General Partner
/s/ James F. Adelson
Manager
/s/ James R. Hawkins
President	YORKTOWN AVENUE CAPITAL, LLC

J-HAWK II, LTD	/s/ Stephen J. Heyman
By: Combined Funding, Inc.	Manager
its General Partner
YORKTOWN AVENUE CAPITAL, LLC

/s/ James R. Hawkins
President	/s/ James F. Adelson
Manager
J-HAWK I, LTD
By: Combined Funding, Inc.
its General Partner	/s/ Stephen J. Heyman
STEPHEN J. HEYMAN

/s/ James R. Hawkins
President	/s/ James F. Adelson
JAMES F. ADELSON
CMC CITYSCAPE II, LTD

/s/ Charles M. Gillman
/s/ James R. Hawkins	CHARLES M. GILLMAN
General Partner
BOSQUE REALTY, LTD.

/s/ James R. Hawkins
JAMES R. HAWKINS	/s/ Rondy Gray
General Partner

/s/ James D. Recks
JAMES D. RECKS	/s/ Rondy Gray
RONDY GRAY